

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

    Re: **Form 10-K for the Fiscal Year Ended December 31, 2009**
               Form 10-K/A for the Fiscal Year Ended December 31, 2009
               Forms 10-Q for the Fiscal Quarters Ended April 3, 2010 and July 3, 2010
               Definitive Proxy Statement on Schedule 14A
               File No. 001-10435

Dear Mr. Dineen:

       We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        John Cash
                        Accounting Branch Chief